Exhibit 99.1

Reebonz Announces Interim First Half 2019 Unaudited Financial Results

Reports year-over-year improvement in Loss and Marketplace contribution, offset by decrease in GMV and Revenue

SINGAPORE, September 23, 2019 -- Reebonz Holding Limited (the “Company” or “Reebonz”) (Nasdaq: RBZ), a leading online luxury marketplace and platform in Asia Pacific, today announced its unaudited financial results for the interim first half of 2019, ended June 30, 2019.

First Half 2019 Financial Highlights

●	GMV contribution from marketplaces increased to 63% in 1H 2019 from 51% in 1H 2018, and revenue contribution from marketplaces increased to 9% in 1H 2019 from 5% in 1H 2018
●	Annual revenue growth from marketplaces is 23% in 1H 2019 over 1H 2018
●	Revenue was US$31.1 million, a decrease from US$44.3 million in 1H 2018
●	Gross profit was US$7.8 million, a decrease from US$11.5 million in 1H 2018
●	Gross profit margin was 24.9%, a decrease from 25.9% in 1H2018
●	Operating loss was US$7.6 million, an increase in loss from US$5.4 million in 1H2018
●	Operating loss margin was 24.5%, an increase from 12.2% in 1H2018
●	Loss for the period was US$8.9 million, an improvement from a loss of US$21.6 million in 1H2018
●	Adjusted EBITDA was negative US$3.9 million, an increase from US$3.5 million in 1H 2018
●	Adjusted EBITDA margin was negative 12.6%, an increase from negative 7.9% in 1H2018

First Half 2019 Operational Highlights

●	GMV[1] was US$97.6 million, a decrease from US$126.9 million in 1H 2018
●	Number of total orders[2] was 81,969, a decrease from 91,184year-over-year
●	Number of total buyers[3] was 55,953, a decrease from 62,224 year-over-year

[1]	“GMV” for a specified period represents gross merchandise value and is an operating metric, which is the total value of online orders placed and offline merchandise sold through the Company’s Merchandise Business or Marketplace Business that are generally initiated through the Company’s platform.

[2]	“Total orders” for a specified period means total online orders (Reebonz currently does not track the number of offline orders), regardless of the order being returned or cancelled.

[3]	“Total buyers” for a specified period means, collectively, the unique buyers, as identified by his or her unique customer identification number in the Company’s system, who have made online purchases through the Company’s platform during the specified period (Reebonz currently does not track offline orders from buyers using their unique customer identification number), regardless of the buyer returning or cancelling the order.

●	Number of new buyers[4] was 35,049, a decrease from 37,920 year over year
●	Percentage of total orders placed by repeat buyers[5] was 62.8%, an increase from 62.6% year-over-year
●	Average order value was $574, a decrease from US$738 in 1H 2018

Samuel Lim, Co-Founder, Chief Executive Officer and Chairman, commented, “As expected, our results for the first half of the year were lower than the same period last year. We continue to invest in our Sell Back innovation, which has the potential to deliver growth and profitability at scale. We are in the early days of executing the strategy, but we are excited to see clear proof of concept from the early data. Early data shows that customers who have chosen to take advantage of the Sell Back Guarantee services, have generated approximately SGD$2.00 to $2.50 of GMV for Reebonz for every dollar of credit utilized, inclusive of GMV generated by reselling the pre-owned products the Company receives.

As we look forward, we expect to turn the corner on growth later in the second half of the year or early next year, once we are able to see the results of the capital deployed. We believe that sustainability is key as we look to build our business for the long term.”

Nupur Sadiwala, Chief Finance Officer of Reebonz, commented, “We have been operating under tight resources for the past few years, and have viewed building a sustainable business as a key component of our strategy. We will consider raising capital to invest in areas such as inventory and marketing in new and existing markets, in order to fulfill our mission of making luxury accessible to everyone.”

First Half 2019 Unaudited Financial Results

Revenue decreased from US$44.3 million for the six months ended June 30, 2018 to US$31.1 million for the six months ended June 30, 2019. The decrease was driven by a decline in online orders, which decreased from 91,184 for the six months ended June 30, 2018 to 81,969 for the same period in 2019, primarily due to a decrease in total buyers and marketing spending. Total buyers decreased from 62,224 for the six months ended June 30, 2018 to 55,953 for the same period in 2019, mainly due to a decrease in both repeat buyers and new buyers. The Company believes these decreases were primarily attributable to a decline in marketing activities and a lower inventory balance. Marketing expenses decreased by 26.6% for the six months ended June 30, 2019 compared to the same period in 2018.

[4]	A “new buyer” means any unique buyer, as identified by his or her unique customer identification number in the Company’s system, who made his or her first online purchase in the specified period (Reebonz currently does not track offline orders from buyers using their unique customer identification number), regardless of the buyer returning or cancelling the order.

[5]	A “repeat buyer” means any buyer, as identified by his or her unique customer identification number in the Company’s system, who made an online purchase in the specified period and had previously made one or more online purchase through the Company’s platform from the inception of the business to the end of the specified period (the Company currently does not track offline orders from buyers using their unique customer identification number), regardless of the buyer returning or cancelling the order. A new buyer that makes his or her first purchase and then a repeat purchase during the same period would be considered a “repeat buyer” for such period and would also be considered a “new buyer” for such period.

Cost of Revenue decreased from US$32.8 million for the six months ended June 30, 2018 to US$23.4 million for the same period in 2019, largely due to reduced cost of merchandise, which in turn was primarily because of the decline in sales volumes.

Gross Profit decreased from US$11.5 million for the six months ended June 30, 2018 to US$7.8 million for the same period in 2019.

Fulfillment Expenses decreased by 30.8% from US$7.7 million for the six months ended June 30, 2018 to US$5.3 million for the same period in 2019. The decrease was primarily due to a reduction in selling and distribution costs as a result of lower sales volume, rental costs, and staff costs due to decreased headcount. The Company’s fulfillment expenses declined as a percentage of revenue from 17.3% for the six months ended June 30, 2018 to 17.0% for the same period in 2019.

Marketing Expenses decreased by 26.6% from US$2.6 million for the six months ended June 30, 2018 to US$1.9 million for the same period in 2019. This was primarily due to lower staff costs and online marketing expenses, mainly because the Company reduced customer acquisition, retargeting and branding activities across all channels. The Company’s marketing expenses increased as a percentage of revenue from 5.9% for the six months ended June 30, 2018 to 6.2% for the same period in 2019.

Technology and Content Expenses decreased by 6.3% from US$1.9 million for the six months ended June 30, 2018 to US$1.8 million for the same period in 2019. This was primarily attributable to reduced depreciation and amortization expenses, a reduction in development headcount and contractor fees, and decreased hosting and licensing fees. The Company’s technology and content expenses increased as a percentage of revenue from 4.3% for the six months ended June 30, 2018 to 5.8% for the same period in 2019.

General and Administrative Expenses increased by 33.2% from US$4.8 million for the six months ended June 30, 2018 to US$6.4 million for the same period in 2019. This increase was primarily due to a rise in professional fees to US$2.1 million incurred in the public offering and warrant exchange transactions in 1H 2019, and an increase in depreciation expenses due to the adoption of IFRS 16 on 1 January 2019. The increase was partially offset by a decrease in staff to support the business, which resulted in lower staff costs, reduced rental expenses as the Company moved its Headquarters in Singapore, and decreased travel expenses. The Company’s general and administrative expenses increased as a percentage of revenue from 10.9% for the six months ended June 30, 2018 to 20.7% for the same period in 2019.

Operating Loss widened from US$5.4 million for the six months ended June 30, 2018 to US$7.6 million for the same period in 2019. The decline was primarily attributable to the decrease in revenue and higher general and administrative expenses.

Adjusted EBITDA was negative US$3.5 million for the six months ended June 30, 2018 and negative US$3.9 million for the same period in 2019. The Company’s adjusted EBITDA as a percentage of revenue was -7.9% for the first six months of 2018, which compares with -12.6% for the six months of 2019. See “Selected Consolidated Financial Data – Non IFRS Financial Measures” section for a reconciliation of Adjusted EBITDA to loss for the year.

Loss for the six months ended June 30, 2019 was US$8.9 million, an improvement from a net loss of US$21.6 million for the same period in 2018 due to exclusion of convertible preference shares for the six months ended June 30, 2019.

Basic and diluted loss per share for the first half of 2019 were US$3.60 and US$3.46, respectively, compared with US$28.48 and US$3.18 for both for the first half of 2018, respectively. The basic and diluted loss per share for 1H2018 was restated due to reverse stock split in 1H 2019.

Cash and Cash Equivalents

As of June 30, 2019, cash and cash equivalents were US$2.5 million as compared to US$2.6 million as of December 31, 2018.

Conference Call

The Company will host a conference call to discuss the earnings at 8:30 a.m. Eastern Time on Monday, September 23, 2019 (8:30 p.m. Singapore time on the same day).

Dial-in numbers for the live conference call are as follows:

U.S. Toll Free: 1-866-652-5200

Singapore Toll Free: 800-120-6157

International: 1-412-317-6060

Call Details: Reebonz Holding Limited

A telephone replay of the call will be available after the conclusion of the conference call through 11:59PM EST on September 30, 2019.

Dial-in numbers for the replay are as follows:

U.S. Toll Free: 1-877-344-7529

Singapore Toll Free: 800-120-6157

International Toll: 1-412-317-0088

Canada Toll Free: 855-669-9658

Replay Access Code: 10135170

A live and archived replay of the conference call will be available on the Investor Relations section of Reebonz’ website at http://ir.reebonz.com/.

Use of Non-IFRS Measures

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by various items. The Company defines EBITDA as net profit or loss excluding depreciation and amortization of property and equipment, leasehold land and intangible assets (affecting relative depreciation and amortization expenses), variations in capital structures (affecting interest income and interest expenses), and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates). In addition, The Company defines Adjusted EBITDA as EBITDA excluding share based compensation expenses, changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than its functional currency (affecting foreign exchange gains/(losses), net), changes in the fair value of convertible preference shares, and write offs of property and equipment, other assets, intangible assets, listing and business combination related transaction costs and recapitalization expenses, as these changes are non-cash, and in each case, the Company does not believe these exclusions to be reflective of the underlying performance of its business. In addition, Adjusted EBITDA Margin is defined to be Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA and Adjusted EBITDA Margin are non IFRS financial measures. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Please refer to the table at the end of the financial statements below for a reconciliation to IFRS figures.

Forward-Looking and Cautionary Statements

Certain statements made in this release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Reebonz’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to maintain NASDAQ’s continued listing standards; Reebonz’s ability to manage growth; the reaction of Reebonz customers and suppliers to its business combination; rising costs adversely affecting Reebonz’s profitability; potential litigation involving Reebonz’s intellectual property; and general economic and market conditions impacting demand for Reebonz’s products. See the risk factors disclosed in Reebonz’s most recently filed prospectus, filed with the SEC on July 3, 2019 for additional risks. Reebonz does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Reebonz

Headquartered in Singapore and founded in 2009, Reebonz (pronounced “ribbons”) is the trusted online marketplace and platform for buying and selling new and pre-owned luxury products in the Asia Pacific region. Leveraging data and technology, Reebonz makes luxury accessible by operating as an eco-system of B2C e-tail and B2C marketplace for over 1,000 brands, supported by C2C marketplaces that enable individuals to sell through its platform. With an easy shopping experience, members can enjoy convenient access to the selection of products that Reebonz sources as well as from a curated collection of multi-brand luxury boutiques from all around the world.

For investor and media inquiries, please contact:

Reebonz Holding Limited | ir@reebonz.com

Christensen | Tip Fleming | tfleming@ChristensenIR.com | Contact: +1 917 412 3333

For more information on Reebonz, please visit www.reebonz.com

Stay connected with us: Facebook:@Reebonz | Instagram:@ReebonzOfficial

Selected Consolidated Financial Data – Non IFRS Financial Measures

The following table reconciles Adjusted EBITDA to loss for the six months ended June 30, 2018 and 2019:

	1H2018 US$’000	1H2019 US$’000
Loss for the period	(21,592)	(8,907)
Add: Interest expense	1,794	3,392
Less: Interest income	(4)	(4)
Add: Depreciation of property and equipment	814	893
Add: Amortization of leasehold land	107	109
Add: Amortization of intangible assets	297	258
Add: Income tax expenses	65	(30)
EBITDA	(18,519)	(4,289)
Less: Change in fair value of convertible preference shares	14,219	—
Add/(Less): Foreign exchange losses/(gains), net	327	290
Add: Employee share option expense	116	127
Add: Recapitalization expenses	—	—
Add: Provision for Bad Debt	—	19
Add: Intangible asset written off	49	—
Add: Property and equipment written off	—	54
Add: Impairment-deferred IPO cost/IPO related transaction cost	297	1,677
Add: Change in fair value of settlement of liabilities by shares	—	(1,802)
Adjusted EBITDA	(3,511)	(3,924)